UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/20__ AND ENDING __12/31/20__
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **American Capital Partners, LLC and Subsidiary**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Oser Avenue

(No. and Street)

Hauppauge	**NY**	**11788**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Simone

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Simone _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
American Capital Partners, LLC and Subsidiary _____ , as
of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

DEIRDRE GALLAGHER
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN SUFFOLK COUNTY
NO. 01GA6048742
MY COMMISSION EXPIRES 10/02/20 2 3

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)**
*Consolidated Statement of Financial Condition
December 31, 2020
(Filed Pursuant to Rule 17a-5(e)(3) Under the
Securities Exchange Act of 1934)
as a PUBLIC DOCUMENT*



American Capital Partners, L.L.C.

MEMBER FINRA, SIPC, MSRB

AMERICAN CAPITAL PARTNERS, LLC AND SUBSIDIARY

Table of Contents
December 31, 2020

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

RAICH
ENDE &
MALTER CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
American Capital Partners, LLC and Subsidiary
Hauppauge, New York

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of American Capital Partners, LLC and Subsidiary as of December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of American Capital Partners, LLC and Subsidiary as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of American Capital Partners, LLC and Subsidiary's management. Our responsibility is to express an opinion on American Capital Partners, LLC and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Capital Partners, LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as American Capital Partners, LLC and Subsidiary's auditor since 2009.
New York, New York
March 1, 2021

PrimeGlobal | *An Association of Independent Accounting Firms*

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	2,541,851
Receivable from clearing broker - net		1,297,683
Deposit with clearing organization		100,000
Securities owned - at fair value		96,041
Loan receivable - related party		4,816,283
Other assets		64,078
Total assets	$	8,915,936

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Compensation and benefits payable	$	1,343,897
PPP Loan payable		172,987
Accounts payable, accrued expenses, and other liabilities		1,597,697
Deferred income		2,291,667
		5,406,248
Member's Equity		3,509,688
Total liabilities and member's equity	$	8,915,936

1- ORGANIZATION AND NATURE OF BUSINESS

American Capital Partners, LLC ("ACP") was organized in New York as a limited liability company. ACP is wholly owned by Century Management, LLC ("Parent"), which is wholly owned by ACP Capital Holdings Corp ("ACPHC"). ACP is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

ACP is engaged in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States of America and globally. ACP earns commissions for the purchase and sales of securities. These transactions related to equity and debt securities are cleared through ACP's clearing broker on a fully disclosed basis and therefore exempt from SEC Rule 15c3-3. ACP also conducts proprietary trading activities for its own account through the clearing broker.

The Company's business also includes providing investment banking services.

ACP Investments, LLC ("ACPI"), the wholly-owned subsidiary, is a limited liability company, formed pursuant to New York Limited Liability Company Law and is registered with the New York State Department of Financial Services to offer insurance products.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Basis of Presentation* - The consolidated financial statements include the accounts of ACP and ACPI (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

b. *Cash and Cash Equivalents* - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at date of purchase that are not held for sale in the ordinary course of business.

c. *Securities Transactions* - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Securities owned are recorded at fair value.

d. *Employee Loans and Advances* - The allowance on employee loans and advances, if any, is based on management's evaluation of the collectability of the individual employee's outstanding balance.

e. *Income Taxes* - The Company is a single member limited liability company that is treated as a disregarded entity for federal and New York State income tax purposes. As such, ACPHC is required to report the Company's income or loss on its consolidated income tax returns. The company has no uncertain tax positions. ACPHC files federal and New York State tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2016.

f. *Use of Estimates* - The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S.GAAP") requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. *Lease Accounting* - The Company adheres to the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2020) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

h. *Paycheck Protection Program* – The Company has elected to record this loan under ASC 470, Debt, and in the event that the Company is successful in receiving forgiveness, will treat the qualifying amounts as a gain upon extinguishment as noted in ASC 405, Liabilities.

3 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by the clearing broker pursuant to a clearing agreement. At December 31, 2020, the amount due from the clearing broker represents cash maintained at the clearing broker and commission revenue and margin interest earned as an introducing broker for transactions of its customers, net of clearing expenses.

Receivable from and payable to the clearing broker at December 31, 2020, consist of the following:

	Receivable (Payable)
Fees and commissions receivable	$ 1,687,499
Payable to clearing broker	(389,816)
Receivable from clearing broker - net	$ 1,297,683

Pursuant to the clearing agreement, the Company may offset receivable and payable balances in the accounts held at the clearing broker.

4 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset

or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 - Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following is a description of the valuation methodology used for assets measured at fair value:

- Marketable equity securities are valued at the closing price reported in the active market in which the individual securities are traded.

- Money market funds are valued at their amortized cost, which approximates its fair value.

- Restricted equity securities for which quotations are not readily available are valued at fair value, as determined by the Company's management. Restricted equity securities issued by publicly traded companies are generally valued at a discount to similar publicly traded equity securities.

The following table shows assets measured at fair value on a recurring basis as of December 31, 2020 and also the level within the fair value hierarchy used to measure each category of assets.

	(Level 1)	*(Level 2)*	*(Level 3)*	*Total*
Securities owned:				
Cash Equivalents-Money Market Fund	$ -	$ 546,595	$ -	$ 546,595
U. S. Equities	96,041	-	-	96,041
	$ 96,041	$ 546,595	$ -	$ 642,636

5 - **OTHER ASSETS**

Other assets consist of the following at December 31, 2020:

Employee loans and advances	$	27,000
Prepaid expenses and other		34,935
Commissions receivable		2,143
	$	64,078

Employee advances are made on a short-term basis and do not bear interest. Funds loaned to certain employees are both short term and long term in nature, and are charged interest at 4.4% per annum. During 2020, $2,102 of employee loan principal and $502 of accrued interest were forgiven and included in employee compensation expense.

6 - LINE OF CREDIT NOTE - BANK

At December 31, 2020, ACP had a $50,000 line of credit facility with a financial institution. There was no outstanding balance under this credit facility at December 31, 2020. Advances under this note bear interest at either the prime rate, LIBOR plus 2.25%, or a negotiated rate, at the Company's option.

7 - DEFERRED INCOME

At December 31, 2020 and for the year then ended, the Company reflects in the Consolidated Statement of Financial Condition a deferred income liability of $2,291,668. For the year ended December 31, 2020 the Company reflects $250,000 of other income in the consolidated statement of operations representing twelve months of amortization at a monthly rate of $20,833. In addition, the Company recorded deferred income from affiliates related to investment banking.

8 - CONTINGENCIES

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending such claims. The ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. The Company has recorded an estimated reserve of $750,000 inclusive of legal and settlement costs, if any, related to these claims based on information provided by outside legal counsel in accrued expenses. Management of the Company, after consultation with outside legal counsel, believes the resolution of these various claims will not result in any material adverse effect on the Company's financial position.

9 - RELATED PARTY TRANSACTIONS

The Company has entered into a short term expense sharing agreement with its Parent. The Company has a loan receivable from Parent that is unsecured, bears interest at a rate of 2.37%, and matures in December 2028.

10 - 401k PLAN

The Parent sponsors a 401(k) Plan which covers substantially all employees of the Parent and the Company who meet the eligibility requirements as defined in the plan document. The participants may contribute a portion of their eligible compensation up to the maximum dollar amount allowed by law. The Parent may make matching contributions for any plan year on behalf of each participant. The Parent will determine the amount of each matching contribution to be made for any plan year. In addition, the Parent may make discretionary contributions in an amount determined at its own discretion.

11 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital, as defined, of

$608,339 which was $395,566 in excess of its required net capital of $212,773. The Company's net capital ratio was 5.25 to 1.

12 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company transacts its business with customers located throughout the United States of America and globally.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with financial institutions. At times, during the year, balances have exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits. At December 31, 2020, the Company had $2,077,997 in excess of the FDIC insurance limit.

13 - PAYCHECK PROTECTION PROGRAM LOAN AND COVID-19

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11, 2020. The duration and economic impact of this pandemic are uncertain. At this time, management is unable to quantify its potential effects on the operations and financial performance of the Company.

In May 2020 ACP received their PPP Loan, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") of $172,987 and it is recorded as PPP loan payable at December 31, 2020. The loan will be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent, and utilities, with at least 60% being used for payroll. The Company did use the funds for these expenses during the year ended December 31, 2020. In the coming months, the Company will be applying for loan forgiveness on the PPP funds received. The Company anticipates that the entire loan balance of $172,987 of ACP Loan will be forgiven, and will be recognized as income at that time. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender or, if the borrower does not apply for loan forgiveness, ten months after the end of the borrower's loan forgiveness covered period. No collateral or personal guarantees were required for the

loan. This PPP loan would bear an interest rate of 1% and a maturity of two years, which can be extended to up to five years if the Company and lender agree.

Management has treated the PPP loan amount as an addition to net capital in computing net capital pursuant to temporary relief granted by FINRA due to the COVID-19 pandemic.